Atna to Participate in 2004 Wolverine Exploration Program

Vancouver, B.C. (April 5, 2004) Atna Resources Ltd. (TSX:ATN) has advised Expatriate Resources (TSX-V:EXP) that it will participate to the full extent of its interest in a proposed 2004 budget and program planned for the Wolverine Joint Venture (WJV) in the Yukon.  Atna will provide a 39.4% pro rata share of a projected total expenditure of $525,000.  On its own account, Atna plans to implement an engineering evaluation and a scoping level study of the Wolverine deposit to determine parameters that may support Wolverine as a stand-alone operation.

The WJV will drill 1,000m of large (P-sized) diameter core at the Wolverine deposit to initiate infill drilling and to obtain sample for additional metallurgical analysis, a gravity/dense media upgrade study, and geotechnical assessment.  The program will provide additional information to advance the Wolverine project towards a feasibility study and re-evaluate favorable deposit stratigraphy to generate additional exploration targets in the immediate area.

Wolverine is a massive sulphide deposit, which contains significant amounts of silver and zinc, as well as credits in copper, gold, and lead.  Based on calculations done by Westmin Resources in 1997, the deposit contains a an inferred resource of 6,237,000 tonnes grading 12.6% zinc, 371 grams per tonne (gpt) silver, or a gross metal content of 790,000 tonnes of zinc and 74,000,000 ozs of silver. The credits include 1.3% copper, 1.8 gpt gold, and 1.5% lead. Atna did not participate in WJV programs during 2001 and 2002.  Expenditures by Expatriate during that period totaled $300,000, causing the dilution of Atna’s interest from 40% to 39.4%.  Current metal prices and markets justify resuming expenditures on the project.

Atna retains significant interests in other Yukon massive sulphide deposits, including Wolf (65.6%) and Marg (66.7%).  Increasing market prices for silver and zinc during the past year has prompted Atna to plan surveys for the coming field season, including geochemistry and prospecting, to cover parts of the Marg property where the deposit stratigraphy is projected to extend.  The Marg deposit contains an inferred resource of 5,527,000 tonnes grading 4.6 % zinc, 62.7 gpt silver, (gross metal content of 250,000 tonnes zinc, 11,000,000 ozs of silver), as well as 1.8% copper, 1 gpt gold, and 2.5% lead, as calculated by J.P. Franzen, P.Eng. in 1997.

Atna Resources Ltd. is a well-financed, generative exploration company with a portfolio of highly prospective and drill ready gold properties in Nevada.  Atna has successfully formed Joint Ventures with a number of its properties and continues to pursue quality gold exploration opportunities in the Great Basin.  Atna also has exploration copper projects in Chile.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations/Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com